Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333 - 145403

DISCLAIMER

The following research report has been prepared entirely by Scimitar Equity Research (“Scimitar”). Neurobiological Technologies, Inc. (“NTI”) previously engaged Scimitar to initiate research coverage of NTI and has paid Scimitar a fee for the issuance of research reports, as disclosed at the end of this report. Other than NTI’s payment to Scimitar, the research report is independently produced and NTI does not endorse the contents of the report. NTI has not participated in the preparation of the report and has not provided any information to Scimitar regarding NTI, other than indirectly through NTI’s filing of periodic reports with the SEC. The valuation estimates for NTI’s stock and underlying estimates for potential market size, future revenues and other forward-looking information have been prepared entirely by Scimitar. NTI has not prepared any such estimates of its own and has not reviewed the Scimitar estimates. Accordingly, NTI does not endorse the Scimitar estimates or any other aspect of this report and investors should not rely on this report as having been reviewed or approved by NTI. For information about NTI that has been prepared by NTI, please refer to the information at the end of this report under the caption, “Free-Writing Prospectus.”

September 19, 2007	The Secret of Success is Constancy of Purpose: VIPRINEX™ Could Restore Stroke Patients to Fuller Lives and They Will Be the Real Miracle of NTII’s Achievement

Ranking: “HOLD”

Price at 09/18/07: $ 3.95

52 Week Range: $3.90 – $ 22.54

Valuation: $ 51.00

(Current with reverse split)

Valuation: $ 15.00

(Post impending offering)

Market Capitalization: $18.5 m

Float: 4.08 m

Shares Outstanding: 4.7 m

Fiscal Year End: June 30

Exchange: NASDAQ

Henry McCusker

617.559.1080

hwm@scimitarequity.com

Please read the important

Disclosures Section

At the end of this review

Stroke is the nations 3rd leading cause of death

The American Heart Association (AHA) approximates 700,000 new or recurrent cases of stroke and total costs in the US in 2007 are estimated to be $62.7 m. It is the nation’s third leading cause of death after heart disease and all forms of cancer and is the leading cause of serious, long-term disability. Every 45 seconds someone in the U.S. suffers a stroke and every three minutes someone dies of one. The estimated direct and indirect costs of stroke in the U.S. were estimated to be approximately $54 B in 2004.

Viprinex™ doubles the therapeutic window

NTII’s Viprinex™ could double the therapeutic window (6 hours of stroke onset) and could fill a significant unmet need in stroke treatment. Studies have already shown that in patients receiving Viprinex™ within 6 hours of stroke onset; blood viscosity is progressively reduced by 20-30% from pretreatment levels resulting in an improvement in blood flow and microcirculation. There is only 1 approved product currently on the market; Genentech’s (NYSE:DNA) Activase (recombinant tPA) that is effective in treating ischemic stroke, the most common type of stroke, which comprises 87% of stroke patients. Activase has an open market, limited competition and drawbacks to its wider adoption. Most importantly, tPA must be given within 3 hours from a patient’s first symptoms in order to be therapeutically effective, thus there is a limited treatment window for usage of the drug. This therapeutic window has prevented greater penetration into the market with only 2% to 4% of diagnosed stroke patients receiving the drug.

If you want a place in the sun leave the shade

There is no new or great treatment for stroke at this point in time and there is now a lot of excitement in the stroke community concerning Viprinex™ cascading around the world. NTII has had multiple (4) drug safety monitoring board meetings with clinicians and all have been positive with NTII being allowed to expand the trial. The only limit to NTII’s realization of shareholder value is the results of the trials. NTII has to raise money to continue these final PIII clinical trials. Upon the SEC filing(s) the stock declined dramatically. At this market capitalization ($ 18.5 m); NTII is grossly undervalued and even trades below a venture pricing. The timing of the SEC filing stinks in this extremely volatile market. However, the risk/reward ratio of this trial coming through is very high and could be a minimum of 10 x the present value with serious potential for a partnership to the future. This is a cheap stock even with the disclosed stock (7 for 1) reverse and impending financing. The most important issue is to fund the clinical trials to completion where the risk/reward becomes truly significant. How the stock fluctuates over the next 12(+) months should be considered insignificant compared to what the stock price could be upon successful PIII results; so it will be best to keep your focus on the long term trend of the stock and not day to day movements

Neurobiological Technologies, Inc.

Investment Thesis

We are downgrading to a “Hold” ranking on NTIID in light - only - of the initiated equity financing with a current valuation of $51.00 share price. Our valuation is derived by a Sum-of-The-Parts analysis which estimates 2009 revenue at approximately $24.5 m and assesses the company’s core pipeline to be worth at least $130 m given the risk adjusted (rNPV) of Viprinex™. This yields a fair value of $50.88 per share which is then rounded up to achieve our valuation of $51.00 per share. NTII has initiated an estimated $60 m equity financing to be conducted over the next 1-2 months (FY08). NTII’s common stock will trade under the symbol “NTIID” for 20 trading days to denote the reverse split. At this market capitalization ($18.5 m); NTII is grossly undervalued and even trades below a venture pricing. The risk/reward ratio of this trial coming through is very high and could be a minimum of 10 x the present value with serious potential for a partnership to the future.

The most important issue is to fund the clinical trials to completion when the risk/reward becomes truly significant. We estimate a fully successful common stock offering would cause at least – 14.0 +/- m shares to be added to the current share count of 4.68 m post the 9/17/07 reverse split for/with an end of FY08 total of 18.68 m shares outstanding. In these current volatile market times; we have stepped back from making specific price targets. Projecting the valuation of NTII should be understood in terms of a quantitative value model and a comprehensive qualitative explanation that enlightens investors to expectation and the potential utility of this compound. The valuation post the dilutive $60 m equity financing is modeled to a $15.00 share price.

It is estimated that less than 10% of stroke patients are suitable for current therapies and less than 5% actually receive treatment. A stroke occurs when a blood vessel that carries oxygen and nutrients to the brain is either blocked by a blood clot (ischemic stroke) or ruptures and bleeds (hemorrhagic stroke). When the tissues are deprived of needed blood they begin to die, affecting various parts of the body and causing paralysis, speech, vision and other problems. One of the primary goals for the treatment of acute ischemic stroke (blockage of a blood vessel that carries oxygen and nutrients to the brain) is improving blood flow through the blocked vessel so that the flow of oxygen and nutrients to brain tissue is not interrupted or compromised. Brain tissue starved of oxygen can cause loss of neurological function. The Viprinex™ drug is a unique defibrinogenating agent that has a reperfusion (the restoration of blood flow) arm to it. Viprinex™ has a totally different mechanism of action as well as 3 basic mechanisms of action. That is anticoagulant, blood thinning lowering viscosity of blood and the milder fibrinolytic activity to open up the clot and let the blood flow”. Viprinex™ has a greater window of 6 hours of onset to initiate treatment and still have therapeutic benefit. The only agent that has been approved by the regulatory agents is tPA, a reperfusion agents has a 3 hour window of onset.

One of the largely unstated reasons behind the potential of Viprinex™ is that tPA has a bleeding rate of roughly 6%. In patients with acute ischemic stroke; Intracranial Hemorrhage (ICH) is categorized based on the presence or absence of a clinically detectable neurological deterioration. It’s the bleeding in the brain that is the greatest cause of mortality. The research on the use of tPA for victims of acute ischemic stroke has shown mixed effect(s) as related to bleeding rates but also can cause acute adverse events (including fatal intracranial hemorrhaging). There is reluctance on the part of a number of medical institutions (US and ROW) to use the Activase/tPA product because of the fear of symptomatic ICH. Thus, there exists a largely dissatisfied market and tPA appears to have another major flaw; a marketers’ dream.

Viprinex™ has shown evidence of lowering this bleeding rate(s) based on past clinical (from Knoll AG) trials as well as associations and observations from the on-going clinical trial. There always will be an ICH rate with any of these drugs but the reduction of bleeding could be one of the major factors in the approval process.

The approval of Viprinex™ could double the eligible patient number from currently 10% to 20% of total available Ischemic stroke patients. We think Viprinex™ could penetrate up to 40% of its eligible patient base due to its doubling the time available to initiate treatment. NTII has exclusive worldwide rights to Viprinex™ for all human therapeutic indications. NTII has initiated the manufacture of product from new sources, dealt with a variety of CMC issues, performed an animal trial, engaged the Food and Drug Administration (FDA) in a positive dialogue, obtained Fast Track designation and agreed with the FDA on protocol design for the Phase III trial. Potentially, 20-25% of the population that suffers from ischemic stroke could be eligible to receive Viprinex™, when it is found effective and FDA approved. Once interim analysis of the stroke trial is announced and is positive; NTII will be on track for dramatic price appreciation and a global partner who could offset the continued costs of these expensive trials. The anticipated equity offering extends NTII’s ability to finalize the Viprinex™ PIII clinical trials.

The final and the biggest point of our investment thesis: Paul Freiman in all his years has never let anyone down and layered with Craig Carlson operational and financial acumen; I trust they would not lead us down any primrose path. At this market capitalization ($18.5 m), NTIID is extremely undervalued in relation to the 2 scenario modeled valuations.

9/19/2007	2

Neurobiological Technologies, Inc.

NASDAQ Listing, Financing and Reverse Stock Transactions

NTII announced (8/29/07), the receipt of notification from the NASDAQ Listing Qualifications Department that it is not in compliance with the $35 m market value of listed securities requirement for continued listing on The NASDAQ Capital Market set forth in NASDAQ Marketplace Rule 4310(c)(3)(B). In accordance with the Marketplace Rule 4310(c) (8) (C); NTII has a cure period of 30 calendar days (or until 9/28/07) to regain compliance. NTII was further advised that it does not comply with either the NASDAQ’s minimum $2.5 million stockholders’ equity requirement set forth in Marketplace Rule 4310(c) (3) (A) or the requirement under Marketplace Rule 4310(c) (3) (C) that the Company report at least $500,000 net income from continuing operations in the most recently completed fiscal year or in two of the last 3 most recently completed fiscal years. To maintain its listing, NTII must comply with at least 1 of these 3 alternative listing standards. In order for the common stock to continue to be quoted on The NASDAQ Capital Market; NTII must satisfy various listing maintenance standards established by NASDAQ such as: if the closing bid price of NTII’s common stock is under $1.00 per share for 30 consecutive trading days and does not thereafter reach $1.00 per share or higher for a minimum of 10 consecutive business days during the 90 calendar days following notification.

NTII expects that it will be able to regain compliance under Marketplace Rule 4310(c) (3) (B) through its proposed public offering of up to $60-65 m of its common stock, pursuant to the registration statement on Form S-1 that was filed with the SEC on 8/13/07 and which is expected to close after the above-referenced 30-day cure period expires on 9/28/07

A committee of the Board approved (9/14/07) the implementation of the reverse split at a ratio of 1-for-7. The reverse split will be come effective on Monday, 9/17/07 and the NTII’s common stock will begin trading on the NASDAQ Capital Market on a post-split basis that day. Upon effectiveness of the reverse split, every seven (7) shares of common stock issued and outstanding will be automatically converted into one (1) new share of common stock. Fractional shares that result from the split will not be issued and holders will be paid cash in lieu of fractional shares. NTII’s common stock will trade under the symbol “NTIID” for 20 trading days to denote the reverse split. After that time, the symbol will revert back to “NTII”. Holders of record will receive instructions from American Stock Transfer & Trust Company, the NTII’s transfer agent to define the procedures of surrender ing their pre-split share certificates as well as assign their receipt of the new post-split certificates.

NTII’s primary objective in authorizing the reverse split is to raise the share trading price of its common stock and to increase the number of shares of authorized but un-issued common stock. NTII’s board believed that the reverse split would; better enable NTII to maintain the listing of its common stock on the NASDAQ Capital Market; facilitating higher levels of institutional stock ownership, where investment policies generally prohibit investments in lower-priced securities and better enable the NTII to raise funds to finance its planned operations. An increased stock price due to the reverse split may encourage institutional investor interest and improve the marketability of NTII’s common stock to a broader range of asset managers, retail brokers and investors hopefully improving liquidity. Trading volatility is often associated with low-priced stocks, many brokerage firms and Institutional investors have internal policies and practices that prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. The reverse split would reduce the number of shares of common stock outstanding without reducing the total number of authorized shares of common stock. As a result, NTII would have a larger number of authorized but un-issued shares from which to issue additional shares of common stock, or securities convertible or exercisable into shares of common stock, in equity financing transactions.

On 9/13/07, NTII filed a registration statement (Form S-1) with the SEC registering the planned offer and sale of up to $65,000,000 in shares of common stock in an underwritten offering. As disclosed in the NTII’s filing with the SEC; NTII needs to raise additional capital to fund the advanced clinical trials and has elected to do so through the issuance of equity securities. Merriman Curhan Ford & Co. will act as underwriter and book-running manager for the proposed offering and will be made only by means of a prospectus. Copies of the prospectus relating to these securities may be obtained from: Merriman Curhan Ford & Co., 600 California Street, 9th Floor, San Francisco, CA 94108, Telephone 415-248-5600, Fax 415-248-5690.

NTII also completed (9/12/07), a $6.0 m debt and equity bridge financing under its effective shelf registration statement. In the financing; NTII issued $6.0 million in principal amount of 15% senior secured promissory notes due 1/15/08 and 2,750,000 shares of common stock, which will be subject to certain trading restrictions until 1/15/08. NTII expects to repay the indebtedness in 10/07 with proceeds from its planned registered public offering.

9/19/2007	3

Neurobiological Technologies, Inc.

Company Description

Neurobiological Technologies, Inc. (NTII) is a biotechnology company engaged in the business of acquiring and developing central nervous system (CNS) related drug candidates. NTII is developing therapies for neurological conditions that occur in connection with dementia, Alzheimer’s disease, ischemic stroke and brain cancer. NTII was founded in 1988 and went public in February 1994. Currently, NTII employs 26 people, of whom 23 employees are full-time employees. NTII’s business address is 2000 Powell Street, Suite 800, Emeryville, CA 94608. The phone number is 1-510-595-6000.

Currently, NTII receives revenues on the sales of Namenda® (Memantine) (FRX/Merz/Lundbeck), one partnership (Celtic Pharma) with a total of two product candidates in advanced clinical development. In 9/05, NTII entered into a definitive agreement for the sale of its rights and assets related to XERECEPT® a compound for the treatment of peritumoral brain edema to Celtic Pharma Holdings, L.P. and who will assume responsibility for the clinical development of XERECEPT®. NTII is also developing Viprinex ® for the treatment of acute ischemic stroke. Viprinex™, the NTII PIII compound is a thrombin-like enzyme that is highly specific to fibrinogen. NTII is moving forward in two (2) clinical trials for Viprinex™ (ancrod), a reperfusion agent currently in Phase III development for acute ischemic stroke. Viprinex™ is being examined in these 2 Phase III trials by the enrolment of 650+ patients in approximately 130 sites (80% in North America, 20% Global) with a clinical timeline of 18 months. A U.S. Phase III clinical study was completed in 1998 to evaluate the safety and efficacy of Viprinex™ in 500 patients. In this study, Viprinex™ was shown to be effective in preserving neurological function in this patient population. A separate Phase III study was completed in Europe in 2000, enrolling patients within six hours of onset of acute ischemic stroke. The trial was stopped after a planned interim analysis indicated lack of efficacy and increased incidence of intracranial hemorrhage. The higher dosing levels in the European trial and the protocol criteria are thought to have contributed to the trial’s failure. A review of the positive U.S. findings versus the European (past) findings has suggested the need for a revised Viprinex™ dosing strategy which has been integrated into the new NTII managed Phase III study. NTII is continuing with process development and manufacturing construction activities for the viper facility in Germany, which is owned and operated by Nordmark Arzneimittel GmbH & Co. KG. This facility will house the snakes needed to produce the commercial quantities of Viprinex™.

NTII’s common stock will trade under the symbol “NTIID” for 20 trading days to denote the reverse split. After that time, the symbol will revert back to “NTII”.

More information available at: http://www.ntii.com

Investment Risks

While we believe that NTII’s outlook is attractive, we retain an extra degree of caution due to clinical expectations of any new and on-going clinical (testing) compounds as well as CRO costs for the expanding clinical sites. NTII will continue to expend funds for obtaining regulatory approvals, CRO (clinical data and patient trials) costs, and continued development and integration activities. The partnership of XERECEPT® has reduced the burn rate by several million dollars, but the Phase III Viprinex™ trial is expected to cost NTII $33 – 60 m. NTII faces competition from its own collaborators in developing drug candidates. Companies that complete clinical trials obtain required regulatory approvals and first commence commercial sales of their products before their competitors may achieve a significant competitive advantage. In addition, significant levels of research in biotechnology and medicine occur in universities and other nonprofit research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. Patent protection and competition risk could adversely affect the stock price. Slow and/or unfavorable timing of these patient trials could significantly depress the share price and its acquisition currency equivalent. Also, if a rash of clinical failures or a scrutinizing FDA creates the perception that the industry is at risk then investor pessimism could likely drive stocks down. NTII will need to raise capital at the end of FY07 and/or raise the debt levels in the short term.

In order for the common stock to continue to be quoted on The NASDAQ Capital Market; NTII must satisfy various listing maintenance standards established by NASDAQ such as: if the closing bid price of NTII’s common stock is under $1.00 per share for 30 consecutive trading days and does not thereafter reach $1.00 per share or higher for a minimum of 10 consecutive business days during the 90 calendar days following notification.

Investors should always read the risk factors in NTII’s latest 10-K and 10-Q SEC filings, which more fully describe risks that NTII faces, before making any investment decisions.

9/19/2007	4

Neurobiological Technologies, Inc.

Valuation Analysis

We have modeled NTIID current valuation at $51.00 (understanding the reduction in shares due to the reverse split pre the fulfillment of the initiated equity financing). Our valuation is derived by a Sum-of-The-Parts analysis which estimates 2009 revenue at approximately $24.5 m and assesses the company’s core pipeline to be worth at least $130 m given the risk adjusted (rNPV) of Viprinex™. This yields a current yet fair value of $50.88 per share which is then rounded up to achieve our valuation of $51.00 per share. In these current volatile market times; we have stepped back from making specific “price targets” in many securities opting to defining a targeted valuation scenario. Projecting the value of NTII’s is at best an “inexact” and needs to be better understood in terms of a quantitative valuation model with a comprehensive qualitative explanation that could enlighten investors. Price targets just don’t seem to work in this environment. We conduct a pricing (comparable share price) sensitivity analysis by using a combination of methods including a “Sum-of-The-Parts analysis” and “EV/Revenue multiple analysis. Quantitatively, we believe the stocks valuation should always be conservatively focused and stated in terms of the technology portfolio and the current valuations given to its closest competitors.

We estimate a successful equity offering of NTII (re-listed post this 20 day period) would cause at least 14 m shares to be added to the current share count of 4.68 m post the 9/17/07 reverse split for/with an end of FY08 total of 18.68 million shares outstanding. Keeping all the metric as stated, the dilution post $60 m common stock financing would reduce the current valuation derived by sum-of-the-parts analysis to $15.00.

One must remember when it rains it pours; however, the sun eventually comes out. NTII expects that it will be also able to regain compliance under NASDAQ through its proposed public offering of up to $60-65 m of its common stock pursuant to a filed the registration statement.

We maintain that NTII’s stock should be valued relative to the potential of its PIII advanced clinical development program, royalty streams, strong management and intellectual property portfolio. NTII’s share price have depreciated due to multiple factors; mainly, the need for an equity financing to fund the on-going trials for the late stage drug, Viprinex™, market conditions, the reverse split, fluctuating trading patterns which have caused volatility in its market capitalization. We estimate completing 650 patient enrollments for interim study in Q1/08 and results of interim analysis in Q3/08. We expect the last patient to be enrolled in Q1/09 and the PIII data to be available in Q3/09 and then to file with the FDA in Q1/10. NTIID’s anticipated equity offering, continuous revenue stream from Memantine sales should allow NTII to finance the clinical trial costs, complete the manufacturing validation and approval over the next two (2) years plus one (1) quarter estimated to be $60 m.

The only available therapy for stroke (Activase or tPA – DNA/Roche) must be administered within the initial three (3) hours, significantly limiting the number of patients that may be treated. DNA’s (Genentech) tPA currently costs $2,000 or more an injection and the population suffering from ischemic stroke annually is approximately 616,000. The clinical and patient response reference is more attuned to DNA’s tPA. The percentage of Activase sales coming from stroke therapy is quite small. It is estimated that 2-4% of stroke patients actually get thrombolytic therapy. That translates into about 40,000 patients per year in the U.S. & Europe. At this cost of $2000 per patient treatment, the total thrombolytic sales figure specific to stroke is only about $80 m annually in the U.S. & Europe. Factor in the situation wherein Activase is only one of several thrombolytics currently being used that constitute either: streptokinase; urokinase; or a tissue plasminogen activator such as Activase, and the number is likely to be significantly lower. Therefore, the percent (%) ratio of Activase sales in stroke vs. other vascular indications such as MI is likely to be very low. Genentech is also not actively promoting the use of the product in the stroke indication anyway, because of the low beneficial outcome rate and the likelihood of severe side effects (particularly outside the 2-3 hour time window).

Based on these Activase numbers; there is a whole lot of room for NTII (upon approval) to bring value to shareholders and define a market presence. If Viprinex™ is approved by the FDA; the US market it addresses could potentially be (minimally) worth $240 to $325 m a year (assuming estimated eligible patients 120,000 – 150,000 and a sales price of $2,000 to $2,500, 2005 figures). NTII and/or a foreign partner would seek regulatory approval of Viprinex™ for global sales. The worldwide market that Viprinex™ could address is potentially over $1 B.

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Neurobiological Technologies, Inc.

Valuation Analysis (continued)

Estimated - Activase - Sales In Stroke: United States & Europe

	2006E	2007E	2008E	2009E	2010E
Stroke Population (U.S. & E.U.)	1,501,500	1,540,000	1,578,500	1,617,963	1,658,412
% who receive Thrombolytic Therapy	2.50%	2.50%	2.50%	2.50%	2.50%
Patients Treated	37,538	38,500	39,463	40,449	41,460
% Treated with Activase	33.0%	33.0%	33.0%	33.0%	33.0%
# Pts. Treated with Activase	12,387	12,705	13,023	13,348	13,682
Cost per Patient Treatment	$2,000	$2,000	$2,000	$2,000	$2,000

Activase Revenue in Stroke	$24,774,750	$25,410,000	$26,045,250	$26,696,381	$27,363,791

Source: Scimitar Equity Research, Inc.

Estimated - Activase - Sales In Stroke: United States Only

	2004A	2005A	2006A	2007E	2008E	2009E	2010E
Genentech Thrombolytics Sales (US)	$200,000,000	$218,000,000	$244,000,000	$239,000,000	$234,000,000	$230,000,000	$225,000,000
% Attributable to Stroke (5-10%)	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%

% Stroke Revenue (in Millions)	$15,000,000	$16,350,000	$18,300,000	$17,925,000	$17,550,000	$17,250,000	$16,875,000

Source: Scimitar Equity Research, Inc.

Valuation Assumptions

Sum-of-The-Parts analysis estimates 2009 revenue of approximately $24.5 m, and assesses the company’s core pipeline to be worth at least $130 m given the risk adjusted (rNPV) of Viprinex™. This yields a $50.88 price target (we have rounded to $51.00) given the companies estimated shares outstanding post NTIID’s 9/17/07 reverse stock split (1:7) and current cash levels (see Sum-of-The-Parts figures below).

NTII:

Sum of the Parts Analysis:

Part	Value
2009E revenues	$24,510,000
EV/sales multiple	5.0
Discount rate	20.0%
Periods	1.00

Value of revenue	102,125,000

Cash	6,000,000

EV of pipeline (Viprinex)	130,000,000

Total	238,125,000
Shares outstanding	4,680,000

Implied fair value	$50.88

Per share:
Revenues	$21.82
Cash	$1.28
Pipeline	$27.78

Total	$50.88

Source: Scimitar Equity Research, Inc.

9/19/2007	6

Neurobiological Technologies, Inc.

Valuation Analysis (continued)

We have modeled a valuation of $51.00 (pre the initiated offering) which we see as reasonable given the above metrics, NTIID’s steady royalty stream from sales of Memantine (Namenda® and the potential for positive clinical trial results from late stage product Viprinex™ generating an FDA approval and NDA filing. We understand valuation in NTII might seem difficult at this 20 day period due to structural reverse split changes) and attempt to take a conservative approach.

Several valuation approaches are used with the following results:

Blended Price Target/Valuation Table

Sum-of-The-Parts	$50.88
EV/Revenue multiple of 10x 2008 Revenue estimates	$47.18
NPV Analysis ( Including the rNPV of Viprinex)	$42.31

Avg. Blended Price Target	$46.79

Source: Scimitar Equity Research, Inc.

Additional Valuation Assumptions:

The average EV/Revenue multiple of the comp group is 10 x. We applied this multiple to estimated 2008 revenues and divided by the estimated share count of 4.68 m post September 17, 2007 reverse stock split (1:7) which yields a fair value of $47.18 for NTII shares. We believe this analysis to be very conservative since it excludes potential future revenues from Viprinex™.

NPV Analysis: NTII currently trades at an approximately $22 million market cap. Compared to our $130 m risk-adjusted NPV (rNPV) for Viprinex™, our analysis suggests the stock is currently extremely undervalued.

The risk-adjusted present value of future cash flows from Memantine royalties could be estimated to be about $30 m for Alzheimer’s disease, and this revenue stream should run until the patent coverage (however there are on-going negotiations concerning the on-going Namenda revenue stream) although Memantine expires in 2014.

NPV Analysis:

We come to our FY 2008 fair value of $42.31 by computing the total enterprise value, which includes the risk-adjusted Net Present Value (rNPV) of Viprinex™, rNPV of royalties from Memantine and estimated net cash position in 2008, and dividing by the total forecasted share count in FY2008 (4.68 m) post September 17, 2007 reverse stock split (1:7). This analysis concludes the total enterprise value for NTII at approximately $200 m which is approx. 9.0x the company’s current market cap of approx. $22 m which yields a FY 2008 fair value of $42.31 for NTII shares.

We estimate the worldwide opportunity for Viprinex™ is in the (minimal) range of $325-$375 m in Ischemic Stroke. We believe the greater window of time to initiate treatment and still have therapeutic benefit could double the eligible patient number from currently 10% to 20% of total available Ischemic stroke patients and Viprinex™ could penetrate up to 40% of its eligible patient base due to its doubling the time available to initiate treatment. We believe the greater window of time to initiate treatment and still have therapeutic benefit (6 hours of onset for Viprinex™ vs. 3 hours of onset for Activase) could double the eligible patient number from currently 10% to 20% of total available Ischemic stroke patients. Additionally, whereas DNA’s Activase has penetrated only 2-4% of its eligible patient potential we think Viprinex™ could penetrate up to 40% of its eligible patient base due to its doubling the time available to initiate treatment.

(See model on page 8).

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Neurobiological Technologies, Inc.

Valuation Analysis (continued)

Viprinex™ Market Model (Ischemic Stroke Only)

U.S. Market	2009E	2010E	2011 E	2012E	2013E	2014E	2015E
		U.S. Launch
Annual # Stroke Cases	728,280	742,846	757,703	772,857	788,314	804,080	820,162
% Cases Ischemic	87%	87%	87%	87%	87%	87%	87%
# Ischemic Cases	633,604	646,276	659,201	672,385	685,833	699,550	713,541
% Cases Eligible	20%	20%	20%	20%	20%	20%	20%
# Cases Eligible	126,721	129,255	131,840	134,477	137,167	139,910	142,708
Penetration Rate		2%	4%	8%	16%	32%	40%
# Patients Treated		2,585	5,274	10,758	21,947	44,771	57,083
Cost per treatment		$2,200	$2,266	$2,334	$2,404	$2,476	$2,550

U.S. Sales Revenue		$5,687,226	$11,949,999	$25,109,338	$52,759,741	$110,858,768	$145,585,277

European Market	2009E	2010E	2011E	2012E	2013E	2014E	2015E
			E.U. Launch
Annual # Stroke Cases	873,936	891,415	909,243	927,428	945,976	964,896	984,194
% Cases Ischemic	87%	87%	87%	87%	87%	87%	87%
# Ischemic Cases	760,324	775,531	791,041	806,862	822,999	839,459	856,249
% Cases Eligible	20%	20%	20%	20%	20%	20%	20%
# Cases Eligible	152,065	155,106	158,208	161,372	164,600	167,892	171,250
Penetration Rate			2%	4%	8%	16%	32%
# Patients Treated			3,164	6,455	13,168	26,863	54,800
Cost per treatment			$2,060	$2,122	$2,185	$2,251	$2,319

E.U. Sales Revenue			$6,518,181	$13,696,003	$28,778,041	$60,468,419	$127,056,242

Royalty to NTII (-20%)			$1,303,636	$2,739,201	$5,755,608	$12,093,684	$25,411,248

Japanese Market	2009E	2010E	2011E	2012E	2013E	2015E	2014E
			Japan Launch
Annual # Stroke Cases	364,140	371,423	378,851	386,428	394,157	402,040	410,081
% Cases Ischemic	87%	87%	87%	87%	87%	87%	87%
# Ischemic Cases	316,802	323,138	329,601	336,193	342,916	349,775	356,770
% Cases Eligible	20%	20%	20%	20%	20%	20%	20%
# Cases Eligible	63,360	64,628	65,920	67,239	68,583	69,955	71,354
Penetration Rate			2%	4%	8%	16%	32%
# Patients Treated			1,318	2,690	5,487	11,193	22,833
Cost per treatment			$2,060	$2,122	$2,185	$2,251	$2,319

Japan Sales Rev.			$2,715,909	$5,706,668	$11,990,850	$25,195,175	$52,940,101

Royalty to NTII (-20%)			$543,182	$1,141,334	$2,398,170	$5,039,035	$10,588,020

Total WW Sales Revenue		$5,687,226	$21,184,089	$44,512,008	$93,528,632	$196,522,362	$325,581,620

Total WW Sales Rev. to NTII		$5,687,226	$13,796,817	$28,989,872	$60,913,519	$127,991,487	$181,584,546

Source: Scimitar Equity Research, Inc.

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Neurobiological Technologies, Inc.

Valuation Analysis (continued)

Importantly, NTII had previously announced in 8/07 an estimated $60 m equity financing to be conducted over the next 1-2 months (Fiscal Year 2008). We understand that a common stock offering which raises the full or partial financing target of $60 m will cause material dilution of NTII’s common stock.

We estimate a fully successful common stock offering would cause at least 14 m shares to be added to the current share count of 4.68 m post the 9/17/07 reverse split for/with an end of FY08 total of 18.68 million shares outstanding.

Keeping all other metrics discussed previously in this valuation section steady, the dilution post $60 m financing would reduce our current valuation derived by sum-of-the-parts analysis to $15.00 from $51.00 (see analysis below).

Sum of the Parts Analysis :

Post Est. $60M Financing in FY2008

Part	Value
2009E revenues	$24,510,000
EV/sales multiple	5.0
Discount rate	30.0%
Periods	1.00

Value of revenue	94,269,231

Cash	60,000,000

EV of pipeline (Viprinex)	130,000,000

Total	284,269,231
Shares outstanding	18,680,000

Implied fair value	$15.22

Per share:
Revenues	$5.05
Cash	$3.21
Pipeline	$6.96

Total	$15.22

Source: Scimitar Equity Research, Inc.

Additionally, the increase share count/common stock post estimated FY08 $60 m stock offering would affect our rNPV analysis and EV/Revenue multiple analysis with the following results:

Blended Price Target/Valuation Table Post Est. $60M Financing in FY 2008

Sum-of-The-Parts	$15.22
EV/Revenue multiple of 10x 2008 Revenue estimates	$10.70
NPV Analysis ( Including the rNPV of Viprinex)	$10.60

Avg. Blended Price Target	$12.17

Source: Scimitar Equity Research, Inc.

9/19/2007	9

Neurobiological Technologies, Inc.

Pipeline Chart

Indication	Product	Development Status	Primary Benefits Sought
Ischemic Stroke	Viprinex™

Multiple PIII trials being initiated in the US and EU, Canada and ROW

Knoll had successfully completed Phase II and Phase III trials in the U.S.; failed a Phase III trial in Europe. Nearly 2000 stroke patients studied to date.

Minimize neurological damage and functional outcome while limiting adverse effects (intracranial hemorrhage). A new brief, single administration dosing regimen expected to yield optimized safety and efficacy when compared to multiple day dosing regimens employed in earlier studies.

Viprinex ™ Calendar Year Time Line

Viprinex™ Competition

Company	Drug Name	Status	Partner
Genentech Inc. (DNA)	Activase® (tPA)	Approved	Roche
Paion GmbH	Desmoteplase	Restarted Clinical Trial Following Temporary Suspension	Forest Labs (FRX) Terminated the Partner Agreement

9/19/2007	10

Neurobiological Technologies, Inc.

Comparables

Company	Ticker Symbol	Price (009./18/2007)	12 month High-Low	Shares (MM)	Mkt. Cap ($MM)
Neurobiological Technologies	NTII	$3.95	$22.54 - $ 3.90	4.69 m	$18.53 m

Paion AG (Frankfurt Exchange)	PAIOF.PK	€1.73	€ 10.50 - € 1.72	N/A	N/A

Renovis	RNVS	$3.32	$15.46 - $ 2.53	29.72 m	$98.68 m

Forest Laboratories	FRX	$37.93	$57.97 - $ 35.01	316.15 m	$11.99 B

Comparables Chart

for NTII:

9/19/2007	11

Neurobiological Technologies, Inc.

Catalysts and Milestones

DATE	EVENTS	STATUS
On-going	Receipt of royalty stream from sales of Namenda/Ebixa from Merz	On-going

Q3/2005	FDA Fast track status for Viprinex™	Completed

Q1/2006	Receipt of $10 million line of credit	Completed

Q1/2006	Partnership for XERECEPT®	Completed

Q2/2006	Viprinex™ 1st Phase III Trial Enrollment (18 month expected duration)	On-going

Q3/2006	Payment of $5 m from Celtic Pharma	Completed

Q3/2006	Payment of $1.37 m from Merz from Quarterly Namenda royalty	Completed

Q4/06	Viprinex™ 2nd Phase III Trial Enrollment(18 month expected duration)	Completed

Q4/06	Receipt of $4 m from Celtic Pharmaceutical Holdings L.P. (Celtic Pharma) as part of the previously announced sale of worldwide rights to Celtic Pharma for XERECEPT®	Completed

Q4/06	Receipt of $1.59 m from Quarterly Namenda royalty	Completed

Q1/07	Restatement in order to record as an expense the acquisition costs assigned to certain tangible and intangible assets acquired in connection with NTII’s acquisition of Empire Pharmaceuticals in 7/04	Completed

Q4/07	Compliance with the Nasdaq financial report filing requirements	Completed

Q4/07	Receipt of $2 m from Quarterly Namenda royalty	Completed

Q3/07 –Q4/07	$7.4 m Financing for Continued Clinical Development	Completed

Q4/07	Payment of $ 2.0 m from Merz from Quarterly Namenda royalty	Completed

Q4/07	Proxy for Common Share Reverse Split Shareholder Approval	Completed

Q1/08	Financing to fund completion of Viprinex™ clinical trial	Initiated

FY2008	Interim Analysis for XERECEPT®

FY2008	Interim Analysis for Viprinex™

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Neurobiological Technologies, Inc.

Capitalization

Financial Instruments	# of Shares
Authorized Common Stock	50,000,000
Shares Outstanding	32,834,294

Conversion of Preferred into Common	494,000
Warrants	3,808,087

1993 Stock Plan and 2003 Equity Incentive Plan	3,731,732
2003 Employee Stock Purchase Plan	447,756
Fully Diluted Share Total	41,315,869

Insider and Top Institutional Holdings

Insider Holdings

Holder	Shares	% Outstanding
Management and Directors:	2,188,307	6.67%

Top Institutional Holders

Holder	Shares	% Out
Biotechnology Value Fund, Inc.	2,546,315	7.76
David M. Knott Partnership	1,408,345	4.29
Stark Asset Management, L.L.C.	1,223,476	3.73
Mak Capital One L.L.C.	762,947	2.32
Highbridge Capital Management, LLC	759,933	2.31
Great Point Partners, L.L.C.	642,491	1.96
Barclays Global Investors, N.A.	627,109	1.91
Vanguard Group, Inc.	589,102	1.79
Paloma Partners Management Company	525,774	1.60
Renaissance Technologies Corp.	341,100	1.04
Deephaven Capital Management, L.L.C.	300,000	0.91
Deutsche Asset Management Americas	272,880	0.83
J.P. Morgan Securities Inc.	100,000	0.30

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Neurobiological Technologies, Inc.

Technology, Strategic Alliances, Management, Board

To access technology section click on the link below

HTTP: Technology Review

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Neurobiological Technologies, Inc.

Q4/07 and FY07 Financial Highlights

For FY07, NTII reported revenue of $17.7 m, a 44% increase over last year’s revenue of $12.3 m. The net loss for FY07 was $14.1 m, or $0.47 per share, compared with a net loss of $27.8 m, or $0.98 per share, in FY06. At the end of Q4/07, NTII’s balance of available cash, cash equivalents and investment securities was $8.9 m.

For Q4/07, NTII reported revenue of $4.0 m compared to $4.3 m for the same period in 2006. The net loss for Q4/07 was $4.2 m, or $0.13 per share, compared with a net loss of $4.8 million, or $0.16 per share, for Q4/06. For FY07, NTII reported revenue of $17.7 m consisting of $6.9 m of royalty fees earned from the commercial sales of memantine by Merz + Co. GmbH & Co. (Merz) and its marketing partners in the United States and certain European countries, $5.5 m from the sale of NTII’s rights and assets related to XERECEPT® to Celtic Pharmaceutical Holdings L.P. (Celtic), and $5.3 m from the reimbursement of the direct expenses incurred for services provided to Celtic for administering the Phase III clinical trials for XERECEPT in the United States. NTII’S FY06 revenues of $12.3 m consisted of $5.1 m of royalty fees earned from the commercial sales of memantine by Merz and its marketing partners in the United States and certain European countries, $3.2 m from the sale of NTII’s rights and assets related to XERECEPT to Celtic, and $4.0 m from the reimbursement of the direct expenses incurred for the services provided to Celtic.

R&D expenses of $26.7 m in the year ended June 30, 2007 increased by $3.9 m compared to R&D expenses of $22.8 m in FY06. During FY07, $21.2 m of the R&D expenses were focused on Viprinex™, with the remaining $5.5 m on XERECEPT. The increase in research and development expenses resulted from an additional $5.2 m of expenses incurred for the Phase 3 clinical trials of Viprinex, which was partially offset by a decrease of $1.3 m of reimbursed expenses for the continuing Phase 3 clinical trials for XERECEPT. NTII had no acquired in-process research and development expenses for FY07 compared to $11.5 m for FY06. The FY06 expenses represented the expensing of certain tangible and intangible assets related to the acquisition of Empire Pharmaceuticals from 2005.

G&A expenses totaled $6.5 m for FY07 compared to $6.0 m in FY06. The increase in G&A expenses resulted primarily from increases of approximately $362,000 for compensation, $259,000 for consultants and $276,000 for audit fees, offset by a $243,000 decrease in legal fees.

Investment income for FY07 totaled approximately $494,000 compared to $399,000 in fiscal year 2006. The increase was due to higher average cash balances in FY07 and an increase in our average rate of return on our investment portfolio. Gain on change in value of warrants totaled $980,000 for FY07 compared to zero in FY06.

In 4/07, NTII sold 3,043,478 shares of common stock and warrants and NTII recognized a change in the value of the warrants of $980,000 during Q4/07 due to a decline in NTII’s stock price during that time.

9/19/2007	15

Neurobiological Technologies, Inc.

Financials

NEUROBIOLOGICAL TECHNOLOGIES, INC.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

Three Months Ended

	FY06	2007				FY07
		Sep	Dec	Mar	Jun
Total Revenue	12,339,000	4,780,735	4,020,000	4,878,000	3,994,000	17,673,000

Expenses

Research and development	22,808,000	5,858,459	5,681,000	7,690,000	7,508,000	26,737,000

Acquired in-process R&D	11,501,000	—	—	—	—	—

General and administrative	5,968,000	1,493,648	1,565,000	1,686,000	1,792,000	6,537,000

Total Expenses	40,277,000	7,352,107	7,246,000	9,376,000	9,300,000	33,274,000

Investment income, net	399,000	153,638	116,000	84,000	140,000	494,000

Income tax benefit (provisional)	(300,000)	—	—	—	—	—

Net Income (loss)	(27,839,000)	(2,417,735)	(3,110,000)	(414,000)	(4,186,000)	(14,127,000)

Basic and Diluted net loss per share	(0.98)	(0.08)	(0.11)	(0.15)	(0.13)	(0.47)

Shares used in basic and diluted net loss per share	28,490,000	29,558,429	29,558,580	29,663,697	32,685,615	30,364,114

Balance Sheet Metrics	FY06	2007				FY07
		Sep	Dec	Mar	Jun
Cash, cash equivalents and investment securities	15,248,000	5,833,480	7,427,000	5,562,000	8,904,000	8,904,000

Total assets	22,499,000	18,664,790	14,236,000	8,434,000	10,921,000	10,921,000

Accumulated deficit	(95,141,000)	(97,558,883)	(100,699,000)	(105,083,000)	(109,269,000)	(109,269,000)

Stockholders’ equity (deficit)	(11,402,000)	(13,595,505)	(16,545,000)	(20,413,000)	(22,093,000)	(22,093,000)

The information contained herein is believed to be reliable, but is not guaranteed by us.

Please review our multiple disclosures section. 09/19/2007

9/19/2007	16

Neurobiological Technologies, Inc.

Quarterly Press Releases

Neurobiological Technologies, Inc. Reports Fourth Quarter and Fiscal Year-End Financial Results for 2007 Announces 1-for-7 Reverse Stock Split

Friday September 14

Conference Call Scheduled for September 17 at 10:30 ET, 7:30 PT

Neurobiological Technologies, Inc. announced its financial results for its fiscal fourth quarter and year ended June 30, 2007 and announced a planned 1-for-7 reverse split of its common stock.

Neurobiological Technologies, Inc. Reports Receipt of Notice From Nasdaq

Friday August 31

Neurobiological Technologies, Inc, announced that on August 29, 2007, the Company received notification from the NASDAQ Listing Qualifications Department that it is not in compliance with the $35 million market value of listed securities requirement for continued listing on The NASDAQ Capital Market set forth in NASDAQ Marketplace Rule 4310(c)(3)(B). In accordance with Marketplace Rule 4310(c)(8)©, the Company has a cure period of 30 calendar days, or until September 28, 2007, to regain compliance.

Neurobiological Technologies Files Registration Statement for a Common Stock Offering

Monday August 13

Neurobiological Technologies, Inca specialty biopharmaceutical company, announced that it has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission for a proposed public offering of up to $65 million of its common stock. Proceeds from the offering will be used primarily to fund the ongoing clinical development of Viprinex(TM) (ancrod). All of the shares in the proposed offering are being sold by the Company.

Neurobiological Technologies Reports $2 Million Quarterly Payment for Sales of Memantine

Wednesday August 1

Neurobiological Technologies, Inc. announced it has received approximately $2 million from Merz Pharmaceuticals GmbH (Merz) for sales by Merz and its marketing partners of Memantine for the treatment of moderate-to-severe Alzheimer’s disease for the quarter ended March 31, 2007. This represents a 25% increase in NTII’s royalty payments compared to the same quarter last year. Under an exclusive marketing agreement, NTI receives quarterly royalty payments on sales of Memantine by Merz and its marketing partners.

Presentations at 2007 European Stroke Congress Highlights New Direction for Viprinex(TM) (ancrod)

Thursday May 31

Investigational drug being pursued for the treatment of ischemic stroke

Neurobiological Technologies, Inc announced the presentation of new analysis of data from prior clinical trials of ancrod and updates on the clinical development of their investigational drug, Viprinex(TM) (ancrod), for the treatment of acute ischemic stroke at the 16th annual European Stroke Congress in Glasgow, Scotland in the United Kingdom. Viprinex is a defibrinogenating agent derived from the venom of the Malayan pit viper.

Neurobiological Technologies, Inc. to Present at Dutton Associates’ ‘Recognizing Opportunity’ SmallCap Conference in San Francisco May 30, 2007

Tuesday May 29

Neurobiological Technologies, Inc. announced that Craig W. Carlson, Vice President and Chief Financial Officer, will present at Dutton Associates’ “Recognizing Opportunity” SmallCap Conference at 10:50 am on May 30, 2007 at the Omni Hotel in San Francisco.

Neurobiological Technologies, Inc. to Present at the Bio 2007 Business Forum

Friday May 4

Neurobiological Technologies, Inc., announced that Paul E. Freiman, President and Chief Executive Officer will present at the BIO 2007 Business Forum in Boston on May 7 at 4 p.m. in room B. The BIO conference is being held May 7-9, 2007, at the Boston Convention and Exhibition Center.

Neurobiological Technologies Reports $1.9 Million Quarterly Payment for Sales of Memantine

Wednesday May 2

Neurobiological Technologies, Inc., announced it has received approximately $1,900,000 from Merz Pharmaceuticals GmbH (Merz) for sales of Memantine for the treatment of moderate-to-severe Alzheimer’s disease for the quarter ended December 31, 2006. Under an exclusive marketing agreement, NTI receives quarterly royalty payments on sales of Memantine by Merz and its marketing partners.

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Neurobiological Technologies, Inc.

Please Read these Important Disclosures!

Reg. AC, Analyst Certification

I, Henry W. McCusker, hereby certify that all the views expressed in this review, accurately reflect my personal views about the subject Company or companies and its or their securities. No part of my compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views contained in this review.

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Scimitar Equity Research, Inc. (Scimitar) is an equity research firm providing unbiased and insightful analysis for under-followed and small capitalization health science companies. Scimitar is a publisher of research utilizing the “sponsored” or “paid-for” research compensation model to increase visibility and access for these sector specific companies. Scimitar “clearly and prominently” articulates a statement of financial sponsorship and has a compensation arrangement for this quarterly ($7,500) research review. Scimitar provides qualitative scientific and financial analyses to identify those companies demonstrating real progress towards their vision while meeting quarterly expectations Scimitar delivers this research and analysis of selected segments within the health/life science industry via the world-wide web and our proprietary database to the institutional, advisory and retail investment communities. To maximize transparency in analyst certification, we are required to disclose any potential conflicts of interest thus insuring independence. We do not accept payment of any fees in company stock or any form of security.

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The specific risks for those companies covered by Scimitar Equity Research, Inc. (Scimitar) may be greater than the general risks involved with common stock. The majority of the companies covered by Scimitar are development stage companies that are not profitable, and may not be profitable in the foreseeable future. The majority of the companies we cover rely heavily on equity financing to fund their continuing operation. If one or more of these companies is/are unable to sell equity to fund its operations, then that/those particular company/ies may become insolvent. The futures of these companies are reliant on approval of their drugs/diagnostics by the FDA. Also, if clinical and regulatory approvals are granted for one of the company’s products, then that does not necessarily guarantee revenue. The companies are subject to manufacturing and regulatory risks as well. These risks could adversely affect future earnings of each company. The shareholders of each company are reliant on the board of directors and management to objectively manage the company in a manner that maximizes shareholder value. The board of directors and management of a particular company may have different objectives or lack competency to reach the shareholders’ goals. A misalignment of corporate governance would put that particular company at financial risk. These companies are dependent on key employees and are reliant on current management to run each company. If there is a sudden change of management for any number of reasons, it could affect the future performance of the company. The ability to hire skilled workers and retain them is necessary for each company’s success. There is no guarantee that certain patents and trademarks that a particular company claims to will be upheld in the United States or abroad. These intellectual properties, patents and trademarks may be infringed by other companies without financial recourse to a particular company. The company/ies may also be sued by other companies or individuals for patent/trademark infringement, clinical/manufacturing faults, or for any number of legal/contractual reasons. Development stage companies face several competitors in the biotechnology/diagnostics/devices field that may have greater access to capital, clinical expertise, and marketing expertise. Their competitors may have better products, manufacturing capabilities and reach FDA approval with a similar product before these companies. Increased competition in these fields may adversely affect a particular company’s stock price. Many companies covered by Scimitar are classified as “penny stocks” and the price of these companies’ stocks may move substantially on little volume. Because each company is a penny stock, the companies are subject to increased market price volatility and risk. These companies have an increased degree of volatility relative to the overall market. Risk-averse investors, and all other investors, should be aware of the risks associated with these companies and read all 10-K’s and 10-Q’s before considering any investment. Investors are expected to be knowledgeable and competent of these risks themselves, or otherwise, speak to their investment advisors before purchasing any securities in the market. Scimitar does not accept any liability for whatever actions an investor takes on their own, or with the advice of their investment advisor after reading Scimitar’s research reports.

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9/19/2007	18

Neurobiological Technologies, Inc.

Please Read these Important Disclosures! (continued)

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9/19/2007	19

Free-Writing Prospectus

Neurobiological Technologies, Inc. (the “issuer”) has filed a registration statement (including a prospectus) with the SEC for the offering referred to in this report and thus to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 415-248-5600.

A copy of the above-referenced prospectus can be accessed through the following hyperlink:
http://www.sec.gov/Archives/edgar/data/918112/000119312507203280/ds1a.htm